# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TCW Private Asset Income Fund, CIK 0002036272
CUSIP: 87807Y206
Title of class of securities: Class I common shares of beneficial interest
Address of issuer's principal executive offices: 515 South Flower Street, Los Angeles, California (CA), 90071
Date of event which requires filing of this statement: 11/18/2025
Filed by CIK 0002011937
Persons authorized to receive notices and communications: Erin E. Martin, Esq., 1111 Pennsylvania Avenue NW, Washington, District Of Columbia (DC), 20004, (202) 739-3000

## Reporting persons
- Apollo Principal Holdings B GP, LLC (CIK 0002011937): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,990,009.99; sole dispositive power 0; shared dispositive power 9,990,009.99; aggregate amount beneficially owned 9,990,009.99 (23.6% of the class)
- AP Talon Holdings, L.P. (CIK 0002071816): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,990,009.99; sole dispositive power 0; shared dispositive power 9,990,009.99; aggregate amount beneficially owned 9,990,009.99 (23.6% of the class)
- AP Talon Holdings GP, LLC (CIK 0002071814): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,990,009.99; sole dispositive power 0; shared dispositive power 9,990,009.99; aggregate amount beneficially owned 9,990,009.99 (23.6% of the class)
- Apollo Principal Holdings B, L.P. (CIK 0001968376): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,990,009.99; sole dispositive power 0; shared dispositive power 9,990,009.99; aggregate amount beneficially owned 9,990,009.99 (23.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I common shares of beneficial interest
Name of issuer: TCW Private Asset Income Fund
Address of issuer's principal executive offices: 515 South Flower Street, Los Angeles, California (CA), 90071
Comment: This Statement on Schedule 13D relates to Class I common shares of beneficial interest (the "Class I common shares") of TCW Private Asset Income Fund. The principal executive offices of the Issuer are located at 515 South Flower Street, Los Angeles, CA 90071.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly by: (i) AP Talon Holdings, L.P. ("AP Talon"); (ii) AP Talon Holdings GP, LLC ("Talon GP"); (iii) Apollo Principal Holdings B, L.P. ("Principal Holdings B"); and (iv) Apollo Principal Holdings B GP, LLC ("Principal Holdings B GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

AP Talon holds securities of the Issuer and is principally engaged in the business of investment in securities.

Talon GP serves as the general partner of AP Talon. Principal Holdings B is the sole member of Talon GP. Principal Holdings B GP is the general partner of Principal Holdings B.
Residence or business address: The address of the principal office of each of the Reporting Persons is 9 W. 57th Street, 41st Floor, New York, NY 10019.
Present principal occupation or employment: Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Principal Holdings B GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Criminal convictions in the last five years: None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Principal Holdings B and AP Talon are each a Delaware limited partnership. Talon GP and Principal Holdings B GP are each a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On each of June 4, 2025, and November 4, 2025, the Issuer issued capital call notices to certain investors to purchase Class I common shares. Pursuant to such capital call notices, AP Talon was obligated to make a capital contribution of $50,000,000.00 and $50,000,000.00, respectively, and on June 18, 2025 and November 18, 2025, the Issuer issued 4,995,005 and 4,995,004.995 Class I common shares, respectively. The source of funds for such purchases were investor commitments to AP Talon.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the securities that are held by AP Talon and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional Class I common shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Class I common shares or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5(a) by reference. The aggregate beneficial ownership of the Class I common shares held by the Reporting Persons is as follows:

Sole Voting Power 0
Shared Voting Power 9,990,009.99
Sole Dispositive Power 0
Shared Dispositive Power 9,990,009.99

The Reporting Persons' aggregate percentage beneficial ownership of the total amount of Class I common shares outstanding is 23.6%, based on a total of 42,351,266.499 shares of Class I common shares outstanding as of November 19, 2025, as provided to the Reporting Persons by the Issuer.

Talon GP, Principal Holdings B, Principal Holdings B GP, and Messrs. Marc Rowan, Scott Kleinman, and James Zelter, the managers, as well as executive officers, of Principal Holdings B GP, each disclaim beneficial ownership of all Class I common shares held by AP Talon, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days: Except as described above and in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Class I common shares during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

On May 30, 2025, Apollo Credit Solutions Holdings (RS) II, L.P. ("Apollo S3") entered into a revenue share agreement with the Issuer's adviser whereby Apollo S3 shall, or cause one of its affiliates to purchase $100,000,000.00 Class I common shares, of which 100% has been called and funded. Pursuant to the revenue share agreement, upon the Issuer's delivery of a capital call notice to Apollo S3 or one of its affiliates, Apollo S3 or one of its affiliates shall purchase Class I common shares in the amount specified therein within 10 business days. AP Talon is an affiliate of Apollo S3.

The revenue share agreement also provides Apollo S3 and its affiliates the right to participate in any offering by the Issuer of preferred shares up to 25% of the aggregate liquidation value of the preferred shares offered. The revenue share agreement further provides that voting rights shall be waived to the extent (i) an individual investor holds the power to vote 5% or more of the Issuer's outstanding Class I common shares; or (ii) the investors collectively own, control and hold the power to vote 25% or more of the outstanding shares, to the extent that the investor(s)'s ownership equals or exceeds such percentage, respectively. The parties also agreed to most favored nation protections.

For purposes of the agreement described above, "voting rights" are those rights deemed to be the equivalent to the right to vote for the election or removal of a director under applicable interpretations of the term "voting security" under the Investment Company Act of 1940 (the "1940 Act"). Matters that are presented to AP Talon in connection with voting and consent rights afforded to the shareholders of the Issuer under the operative documents of the Issuer that do not constitute voting rights under the 1940 Act are not subject to the waiver.

Except as referenced above or described in Items 3 and 4 hereof, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

The foregoing description of the revenue share agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the revenue share agreement, which is filed as Exhibit A hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Revenue Share Agreement.
Exhibit B: Joint Filing Agreement.

## Signatures
- Apollo Principal Holdings B GP, LLC: /s/ William Kuesel, William Kuesel, Vice President (11/25/2025)
- AP Talon Holdings, L.P.: AP Talon Holdings GP, LLC, General Partner (11/25/2025)
- AP Talon Holdings, L.P.: Apollo Principal Holdings B, L.P., Sole Member (11/25/2025)
- AP Talon Holdings, L.P.: Apollo Principal Holdings B GP, L.P., General Partner (11/25/2025)
- AP Talon Holdings, L.P.: /s/ William Kuesel, William Kuesel, Vice President (11/25/2025)
- AP Talon Holdings GP, LLC: Apollo Principal Holdings B, L.P., Sole Member (11/25/2025)
- AP Talon Holdings GP, LLC: Apollo Principal Holdings B GP, L.P., General Partner (11/25/2025)
- AP Talon Holdings GP, LLC: /s/ William Kuesel, William Kuesel, Vice President (11/25/2025)
- Apollo Principal Holdings B, L.P.: Apollo Principal Holdings B GP, L.P., General Partner (11/25/2025)
- Apollo Principal Holdings B, L.P.: /s/ William Kuesel, William Kuesel, Vice President (11/25/2025)